As filed with the Securities and Exchange Commission on August 12, 2009

Registration No. 333-160430

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No.1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMMUNITY CAPITAL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

South Carolina	6021	57-0866395
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

1402C Highway 72 West

Greenwood, South Carolina 29649

(864) 941-8200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William G. Stevens

President and Chief Executive Officer

Community Capital Corporation

1402C Highway 72 West

Greenwood, South Carolina 29649

(864) 941-8200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Randolph A. Moore III, Esq.

Alston & Bird LLP

1201 W. Peachtree Street

Atlanta, Georgia 30309

(404) 881-7794

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☑

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $1.00 per share	[ ]	(1)	$20,000,000 (1)	$1,116 (1)
Rights to Purchase Shares of Common Stock	[ ]	(2)	(2)	(2)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

(2)	Pursuant to Rule 457(g), no separate registration fee is required for the rights.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 12, 2009

PRELIMINARY PROSPECTUS

Up to [            ] Shares of Common Stock

Issuable upon the Exercise of Subscription Rights at $[        ] per share

We are distributing, at no charge to our shareholders, non-transferable subscription rights to purchase up to an aggregate of [            ] shares of our common stock, par value $1.00 per share. We refer to this offering as the “rights offering.” In the rights offering, you will receive [        ] subscription rights for each full share of our common stock owned as of 5:00 p.m., Eastern Time, on August 7, 2009, the record date of the rights offering.

Each subscription right will entitle you to purchase [        ] shares of our common stock at the subscription price of $[        ] per full share, which we refer to as the basic subscription right. If you fully exercise your basic subscription right and other shareholders do not fully exercise their basic subscription rights, you will be entitled to exercise an over-subscription privilege to purchase a portion of the unsubscribed shares of our common stock at the same subscription price of $[        ] per share, subject to proration and subject further to reduction by us in certain circumstances.

To the extent you properly exercise your over-subscription privilege for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable following the expiration of the rights offering. We are not requiring a minimum subscription to complete the rights offering. Funds we receive from subscribers in the rights offering will be held in escrow by the subscription agent until the rights offering is completed or cancelled.

Following the effectiveness of this prospectus, we reserve the right to negotiate and enter into standby purchase agreements with certain institutional investors and high net worth individuals, or standby purchasers, pursuant to which purchasers will agree to acquire from us, at the same subscription price offered to shareholders, any shares of common stock offered to our current shareholders but not subscribed for in the rights offering.

The subscription rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on [        ], 2009, unless we extend the rights offering period. Our board of directors may cancel the rights offering at any time prior to the expiration of the rights offering for any reason and may extend or amend the rights offering for any reason. In the event the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

We intend to offer any shares of common stock that remain unsubscribed (after taking into account all over-subscription rights exercised) at the expiration of the rights offering to the public at $[        ] per share. Any offering of shares of common stock that remain unsubscribed shall be on a best efforts basis by our officers and directors. The public offering of unsubscribed shares of common stock shall terminate on [            ], 2009.

You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering. All exercises of subscription rights are irrevocable. Purchase of our common stock involves a high degree of risk.

You should read “Risk Factors” beginning on page 16. Our board of directors is making no recommendation regarding your exercise of the subscription rights.

Our common stock is traded on The Nasdaq Global Market under the ticker symbol “CPBK.” The last reported sales price of our shares of common stock on [        ], 2009 was $[        ] per share. The shares of common stock issued in the rights offering will also be listed on The Nasdaq Global Market under the same ticker symbol.

This is not an underwritten offering. Our shares of common stock are being offered directly by us without the services of an underwriter or selling agent. We have engaged Keefe, Bruyette & Woods, Inc., or KBW, as our financial and marketing advisor in connection with the rights offering. KBW does not have any obligation or commitment to sell any shares of common stock in the rights offering or to acquire any shares for its own account or with a view to their distribution. KBW has not prepared any report or opinion constituting a recommendation to us or any subscriber for the shares of common stock in the rights offering, nor has KBW prepared an opinion as to the purchase price or terms of the rights offering.

These securities are not deposits, savings accounts or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve, the South Carolina Office of the Commissioner of Banking nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [        ].

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or the time of any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the banking markets in South Carolina. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

- i -

Unless the context indicates otherwise, all references in this prospectus to “Community Capital,” the “Company,” “we,” “us” and “our” refer to Community Capital Corporation and our wholly owned subsidiaries, including CapitalBank, except that in the discussion of our subscription rights and capital stock and related matters, these terms refer solely to Community Capital Corporation and not to any of our subsidiaries. All references to the “Bank” refer to CapitalBank only.

- ii -

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in, or incorporated by reference into, this prospectus are “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “target,” “could,” “is likely,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

•	the unfavorable effects of future economic conditions, including inflation, recession or a continuing decrease in real estate values;

•	the failure of assumptions underlying the establishment of our allowance for loan losses, that may prove to be materially incorrect or may not be borne out by subsequent events;

•	our ability to successfully negotiate and enter into standby purchase agreements with potential standby purchasers prior to the closing of the rights offering;

•	adverse changes in the securities’ markets;

•	changes in governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•	the risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the imposition of a formal enforcement action by bank regulatory authorities upon the Bank or Community Capital;

•	the effects of terrorism and efforts to combat it;

•	our ability to effectively manage market risk, credit risk and operational risk;

•

the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

•

the effect of any mergers, acquisitions or other transactions to which we or our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire; and

•	the risks described in this prospectus and our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus. Any forward-looking statement speaks only as of the date which such statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

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QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering and any offering to standby purchasers. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, the common stock of the Company, and our business.

What is the rights offering?

We are distributing, at no charge, to holders of our shares of common stock, non-transferable subscription rights to purchase shares of our common stock. You will receive a subscription right for each share of common stock you owned as of 5:00 p.m., Eastern Time, on August 7, 2009, the record date. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege, which are described below. The shares to be issued in the rights offering, like our existing shares of common stock, will be traded on The Nasdaq Global Market under the ticker symbol “CPBK.”

What is the basic subscription right?

The basic subscription right gives our shareholders the opportunity to purchase [        ] shares of our common stock at a subscription price of $[        ] per share for each share of common stock you own. We have granted to you, as a shareholder of record on the record date, [        ] subscription right for each share of our common stock you owned at that time. Fractional shares of our common stock resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. For example, if you owned 100 shares of our common stock on the record date, you would have received 100 subscription rights and would have the right to purchase [            ] shares of common stock (rounded down to [            ] shares) for $[        ] per share. You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase shares under your over-subscription privilege.

If you hold a Community Capital stock certificate, the number of shares you may purchase pursuant to your basic subscription right is indicated on the enclosed rights certificate. If you hold your shares in the name of a broker, dealer, custodian bank, or other nominee who uses the services of the Depository Trust Company (DTC), you will not receive a rights certificate. Instead, DTC will issue one subscription right to your nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege?

In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription right, you may also choose to purchase a portion of any shares of our common stock that are not purchased by our other shareholders through the exercise of their basic subscription rights. You should indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares you would like to purchase pursuant to your over-subscription privilege.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock pro rata among the shareholders exercising the over-subscription privilege in proportion to the number of shares of common stock owned by such shareholder on the record date, relative to the number of shares owned on the record date by all shareholders exercising the over-subscription privilege. If this pro rata allocation results in any shareholder receiving a greater number of shares of common stock than the shareholder subscribed for pursuant to the exercise of the over-subscription privilege, then such shareholder will be allocated only that number of shares for which the shareholder oversubscribed, and the remaining shares of common stock will be allocated among all other shareholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you (i.e., for the maximum number of shares of common stock available to you, assuming you exercise all of your basic subscription rights and are allotted the full amount of your over-subscription). See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege.”

Fractional shares of common stock resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

If your shares of common stock are held by the Community Capital Corporation Employee Stock Ownership Plan, referred to herein as the ESOP, you will be able to exercise your basic subscription right with respect to such shares, but you will not have the opportunity to participate in the over-subscription privilege with respect to such shares. See “What should I do if I want to participate in the rights offering but my shares are held in the Community Capital Corporation Employee Stock Ownership Plan, or ESOP?” for further instructions.

Why are we conducting the rights offering?

We are conducting the rights offering to raise equity capital to improve Community Capital’s capital position, to inject additional capital into CapitalBank and to retain the remainder of any proceeds at Community Capital for general corporate purposes. See “Use of Proceeds.” Our capital position has been negatively impacted by increases in our provision for loan losses due to deteriorating real estate market conditions which, in turn, have resulted in deterioration in our credit quality. Management and our board of directors believe that a higher level of capital is prudent due to the current market conditions and the related impact on our financial position.

Our board of directors has chosen to raise capital to allow existing shareholders to purchase additional shares of our common stock based on their pro rata ownership percentage, while giving existing shareholders the opportunity to limit their ownership dilution from a sale of common stock to potential standby purchasers or other investors. Our board has decided to offer shares of our common stock to standby purchasers to improve the likelihood of success of our capital raising efforts, but no assurance can be given that we will enter into any standby purchase agreements.

Following the effectiveness of this prospectus, do we intend to negotiate and enter into standby agreements with certain institutional investors and high net worth individuals in connection with the rights offering?

Yes. Following the effective date of this prospectus, we reserve the right to negotiate and enter into standby purchase agreements with certain institutional investors and high net worth individuals, or standby purchasers, pursuant to which purchasers will agree to acquire from us, at the same subscription price offered to shareholders, any shares of common stock offered to our current shareholders but not subscribed for in the rights offering. We can make no assurance that we will enter into any standby purchase agreements and sell additional shares of our common stock; however, if we do enter into standby purchase agreements, your ownership interest in the Company may be diluted as a result of these purchases if you do not exercise your subscription rights.

Are we pursuing other initiatives to improve our capital position?

Yes. We have undertaken several initiatives to improve our capital position since June 2008. These initiatives include, but are not limited to, shrinking our balance sheet by reducing our loan portfolio and loan balances, transitioning our bond portfolio into lower risk-weighted alternatives, including Small Business Administration bonds, or SBA bonds, and reducing our staff by approximately 15%. In April 2009, we announced that we were suspending our quarterly cash dividends on our common stock to preserve our retained capital. We have also begun to purchase shares of our common stock directly from the Company pursuant to our 401(k) matching program and dividend reinvestment program, rather than repurchasing such shares from the open market. Effective July 1, 2009, we have eliminated director fees for members of the Company and the Bank’s board of directors. We intend to continue to explore additional initiatives to improve our capital position in light of the turbulent economic environment and our desire to preserve capital.

How was the $[        ] per full share subscription price determined?

We established a pricing committee, comprised of six members of our board of directors, five of whom are independent directors. In determining the subscription price, the pricing committee considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for capital, potential market conditions, and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the pricing committee also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, and the outlook for our industry, our current financial condition and regulatory status and a range of discounts to market value represented by the subscription prices in various prior rights offerings. We did not seek or obtain an opinion of financial advisors in establishing the subscription price. The subscription price will not necessarily be related to our book value, tangible book value, net worth or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. You should not assume or expect that, after the rights offering, our shares of common stock will trade at or above the subscription price in any given time period.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise any subscription rights, the number of shares of our common stock you own will not change. However, if you choose not to exercise your subscription rights, your ownership interest in Community Capital will be diluted by other shareholder purchases and even if you fully exercise your subscription rights, but do not exercise a certain level of your over-subscription privilege, you may experience dilution in the event we enter into standby purchase agreements to sell shares to standby purchasers. In addition, if you do not exercise your basic subscription right in full, you will not be entitled to participate in the over-subscription privilege. See “Risk Factors — If you do not exercise your subscription rights, your percentage ownership in Community Capital will be diluted.”

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and payments prior to the expiration of the rights offering, which is [        ], 2009, at 5:00 p.m., Eastern Time. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, your nominee may establish a deadline prior to 5:00 p.m. Eastern Time, on [        ], 2009 by which you must provide it with your instructions to exercise your subscription rights. Although our board of directors may, in its discretion, extend the expiration of the rights offering, we currently do not intend to do so. Our board of directors may cancel or amend the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received will be returned, without interest or penalty, as soon as practicable.

Although we will make reasonable attempts to provide this prospectus to our shareholders, the rights offering and all subscription rights will expire at 5:00 p.m., Eastern Time on [        ], 2009, whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone. Subscription rights will not be listed for trading on The Nasdaq Global Market or any other stock exchange or market. Rights certificates may only be completed by the shareholder who receives the certificate.

Are we requiring a minimum subscription to complete the rights offering?

No. There is no individual minimum purchase requirement in the rights offering and we are not requiring a minimum subscription to complete the rights offering. However, our board of directors reserves the right to cancel the rights offering for any reason, including if we do not receive aggregate subscriptions that we believe will satisfy our capital plans.

Can the board of directors cancel, amend or extend the rights offering?

Yes. Our board of directors may decide to cancel, amend or terminate the rights offering at any time before the expiration of the rights offering and for any reason. If our board of directors cancels or terminates the rights offering, any money received from subscribing shareholders will be returned, without interest or penalty, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering. We further have the right to extend the rights offering and the time for exercising your subscription rights, although we do not presently intend to do so.

Has our board of directors made a recommendation to our shareholders regarding the rights offering?

No. Our board of directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our shares of common stock will trade. The market price for our common stock may decrease to an amount below the subscription price, and, if you purchase shares at the subscription price, you may not be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and financial condition, our prospects for the future, the terms of the rights offering and the information contained in, or incorporated by reference into, this prospectus. See “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Will our directors and executive officers participate in the rights offering?

We expect our directors and executive officers, together with their affiliates, to participate in the rights offering and purchase up to a maximum of approximately $[            ] in available common stock in the rights offering. See “Subscriptions by Directors and Executive Officers.” The purchase price paid by our directors and executive officers, together with their affiliates, will be $[        ] per share, the same paid by all other persons who purchase shares of our common stock in the rights offering. Following the rights offering, our directors and executive officers, together with their affiliates are expected to own approximately [            ] shares of common stock, [        ]% of our total outstanding shares of common stock, if we sell [        ] shares of stock in the rights offering, including shares of our common stock they currently own.

Are there any limits on the number of subscription rights I may exercise in the rights offering?

We will not issue shares of our common stock pursuant to the exercise of basic subscription privileges or over-subscription privileges or to any shareholder or standby purchaser, as applicable, who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of [                        ], 2009, such clearance or approval has not been obtained and/or any applicable waiting period has not expired. If we elect not to issue shares in such a case, the unissued shares will become available to satisfy over-subscriptions by other shareholders pursuant to their subscription rights and will be available to any standby purchasers, if applicable.

What should I do if I want to participate in the rights offering but my shares are held in the Community Capital Corporation Employee Stock Ownership Plan, or ESOP?

If your shares of common stock are held by the ESOP as of August 7, 2009, you will be able to exercise your basic subscription right with respect to such shares by electing what percentage (if any) of your subscription rights you would like to exercise and then communicating your election to Benefit Plans Administrative Services, Inc., or BPA, the plan administrator and record keeper for the ESOP, in a timely manner using the specific election procedures prescribed in the materials that will be provided to you.

As a participant in the ESOP, you will be able to exercise your basic subscription right with respect to the shares you hold through the ESOP, but you will not have the opportunity to participate in the over-subscription privilege with respect to such shares, which is available to shareholders generally.

How do I exercise my subscription rights if I own shares in certificate form?

If you hold a Community Capital stock certificate and you wish to participate in the rights offering, you must take the following steps:

•	deliver payment to the subscription agent before 5:00 p.m., Eastern Time, on [ ], 2009; and

•	deliver a properly completed and signed rights certificate to the subscription agent before 5:00 p.m., Eastern Time, on [ ], 2009.

In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the rights certificate. Do not deliver documents to Community Capital. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., Eastern Time, on [        ], 2009.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares.

What should I do if I want to participate in the rights offering, but my shares are held in the name of a broker, dealer, custodian bank or other nominee?

If you hold your shares of common stock through a broker, dealer, custodian bank or other nominee, then your nominee is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf. If you wish to purchase our common stock through the rights offering, you should contact your broker, dealer, custodian bank or nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date that we have established for the rights offering.

When will I receive my new shares?

If you purchase stock in the rights offering you will receive your new shares as soon as practicable after the closing of the rights offering.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable unless the rights offering is terminated, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock in the rights offering.

Are there any conditions to completing the rights offering?

No, there are no conditions to completion of the rights offering.

What effects will the rights offering have on our outstanding common stock?

As of [        ] 2009, we had [            ] shares of our common stock issued and outstanding. The number of shares of our common stock that we will issue in this rights offering through the exercise of subscription rights and any subsequent reoffer of available shares will depend on the number of shares that are subscribed for in the rights offering and sold to standby purchasers. We anticipate that we will have a minimum of approximately [            ] shares of common stock and a maximum of [            ] shares of common stock outstanding after consummation of the rights offering.

The issuance of shares of our common stock in the rights offering or to any standby purchasers, if applicable, will dilute, and thereby reduce, your proportionate ownership in our shares of common stock. If you fully exercise your basic subscription right and a certain level of your over-subscription privilege, your ownership interest will be less diluted. In addition, the issuance of shares of our common stock at the subscription price, which is less than the market price on [        ], 2009, will likely reduce the market price per share of shares held by you if you do not purchase shares in the rights offering.

How much will Community Capital receive from the rights offering?

If all of the subscription rights (including all over-subscription privileges) are exercised in full by our shareholders, we expect the gross proceeds from the rights offering to be approximately $[        ] million. We are offering shares in the rights offering to shareholders with no individual minimum purchase requirement. It is possible that we may not sell all or any of the shares being offered to existing shareholders or that the Company will elect to terminate the rights offering altogether.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus and in the documents incorporated by reference in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable. If you own shares in “street name,” it may take longer for you to receive your subscription payment because the subscription agent will return payments through the record holder of your shares.

What fees or charges apply if I purchase shares of common stock in the rights offering?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your record holder may charge you.

What are the material U.S. federal income tax consequences of exercising my subscription rights?

For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of subscription rights in the rights offering. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

If I am not a shareholder but wish to subscribe for shares of common stock in the reoffering of any available shares, what do I do?

We will accept preliminary nonbinding subscriptions for unsold shares of common stock during the pendency of the rights offering. Upon completion of the rights offering, we will furnish a prospectus supplement that sets forth the results of our rights offering and the amount of unsubscribed shares of common stock accompanied by an acknowledgement of subscription for investors to complete and submit together with the subscription price. At that time, subscriptions for the reoffered shares of common stock will be accepted by us in the order in which they are received subject, however, to prior sale. All subscription proceeds we receive will be deposited in a segregated noninterest-bearing deposit account with CapitalBank until the time that we accept or reject those subscriptions. The reoffer of our shares of common stock will commence promptly following expiration of the rights offering and will continue until [            ] or the date on which we have accepted subscriptions for all shares of common stock remaining available for sale. Our board of directors may choose to end the offering prior to [            ], extend the offering or cancel the offering. In the event the offering is cancelled, all subscription payments we received will be returned, without interest or penalty, as soon as practicable.

Is the reoffer to the public subject to any minimum or maximum subscription amount?

There is no minimum or maximum amount of shares you can subscribe for as long as we have shares remaining available for sale after our rights offering is completed. You may not revoke or change your subscription after you have submitted your acknowledgement of subscription (which must be accompanied by payment). We may choose to reject your subscription entirely or accept it for only a portion of the shares for which you subscribe.

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents, rights certificate and subscription payment by hand delivery, first class mail or courier service to:

By Mail, Hand or Overnight Courier:

Registrar and Transfer Company

10 Commerce Drive Cranford, NJ 07016

Attn: Reorg/Exchange Department

You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

Whom should I contact if I have other questions?

If you have any questions regarding Community Capital, CapitalBank or the rights offering, please contact Lee Lee M. Lee at (864) 941-8200, Monday through Friday (except bank holidays), between 8:00 a.m. and 5:00 p.m., Eastern Time.

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our subscription agent for the rights offering, Registrar and Transfer Company, at (800) 368-5948 (toll free), Monday through Friday (except bank holidays), between 8:00 a.m. and 7:00 p.m., Eastern Time. You may also contact Registrar and Transfer Company with questions by electronic mail at info@rtco.com.

SUMMARY

The following summary contains basic information about us and the rights offering. Because it is a summary, it may not contain all of the information that is important to you. Before making a decision to invest in shares of our common stock, you should read this prospectus carefully, including the sections entitled “The Rights Offering” and “Risk Factors,” and the information incorporated by reference in this prospectus, including our audited consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2008, and our unaudited consolidated financial statements in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.

Our Company

We are a bank holding company headquartered in Greenwood, South Carolina with 18 banking offices located in thirteen different cities throughout South Carolina. Since our formation in 1988, we have grown in our core markets through organic growth, and to expand our market presence from central South Carolina to the upstate region of South Carolina, we have made selective acquisitions and formed de novo banking operations. The map located on the inside front cover of this prospectus provides further detail on our branch locations. We continuously evaluate our branch network to determine how to best serve our customers efficiently and to improve our profitability.

We operate a general commercial and retail banking business through our bank subsidiary, CapitalBank, which we also refer to as our Bank. We believe our commitment to quality and personalized banking services is a factor that contributes to our competitiveness and success. Through the Bank, we provide a full range of lending services, including real estate, consumer and commercial loans to individuals and small to medium-sized businesses in our market areas, as well as residential mortgage loans. Our primary focus has been on real estate construction loans, commercial mortgage loans and residential mortgage loans. We complement our lending services with a full range of retail and commercial banking products and services, including checking, savings and money market accounts, certificates of deposit, credit card accounts, individual retirement accounts safe deposit accounts, money orders and electronic funds transfer services. In addition to our traditional banking services, we also offer customers trust and fiduciary services. We make discount securities brokerage services available through a third-party brokerage service that has contracted with CapitalBank.

As of June 30, 2009, we had total consolidated assets of approximately $815 million, total deposits of approximately $569 million, total consolidated liabilities, including deposits, of approximately $753 million and total consolidated shareholders’ equity of approximately $62 million. While the majority of our loan portfolio continues to perform well, the real estate, construction and land development portion of our portfolio has been negatively impacted by the current economic climate and the deterioration in the residential real estate sector. We continue to actively manage our non-performing assets and we may sell assets and take advantage of other market opportunities to dispose of problem assets in the future. Recently, we have emphasized cost controls throughout our organization, which have been an important focus for us as economic growth has slowed.

Recent Developments

On April 22, 2009, we announced that we were suspending the quarterly cash dividend on our common stock, effective immediately, as a means to preserve capital in response to current and continuing disruptions in the financial markets and regulatory capital concerns.

On April 23, 2009, the Company withdrew its application to participate in the U.S. Department of Treasury’s Capital Purchase Program.

Effective July 1, 2009, we eliminated director fees for the board of directors of the Company and CapitalBank.

On August 5, 2009, at a special meeting of shareholders, our shareholders approved an amendment to our Articles of Incorporation to increase the number of authorized shares of our common stock from ten million shares to twenty million shares, effective August 7, 2009, and approved the issuance of 20% or more of our outstanding common stock pursuant to the rights offering or offering to standby purchasers or other investors.

Corporate Information

Our principal executive offices are located at 1402C Highway 72 West, Greenwood, South Carolina 29649. Our telephone number is (864) 941-8200. Our website is located at www.comcapcorp.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus and is not incorporated in any manner herein.

The Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be a complete description of the offering. See the information under the heading “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Securities Offered	We are distributing to you, at no charge, [ ] non-transferable subscription right for each share of our common stock that you owned as of 5:00 p.m., Eastern Time, on August 7, 2009, the record date, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks, or other nominees on your behalf, as a beneficial owner of such shares. If the rights offering is fully subscribed, we expect the gross proceeds from the rights offering to be up to $[ ] million.

Basic Subscription Right	The basic subscription right will entitle you to purchase [ ] shares of our common stock at a subscription price of $[ ] per share for each share of our common stock that you own; however, fractional shares of our common stock resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share.

Over-Subscription Privilege	In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription right, you may also choose to subscribe for a portion of any shares of our common stock that are not purchased by our shareholders through the exercise of their basic subscription rights. You may subscribe for shares of common stock pursuant to your over-subscription privilege, subject to the purchase and ownership limitations described below.

Limitation on the Purchase of Shares	We will not issue shares of common stock pursuant to the exercise of basic subscription rights or over-subscription privileges or to any shareholder or standby purchaser, if applicable, who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of [ ], 2009, such clearance or approval has not been obtained and/or any applicable waiting period has not expired. Shareholders who hold our common stock solely through the ESOP will not have the opportunity to participate in the over- subscription privilege.

Subscription Price	$[ ] per full share, payable in cash. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering.

Record Date	5:00 p.m., Eastern Time, on August 7, 2009.

Expiration of the Rights Offering	5:00 p.m., Eastern Time, on [ ], 2009.

Use of Proceeds	We intend to use the proceeds of the rights offering to improve our regulatory capital position, to invest in the Bank to improve its regulatory capital position and for general corporate purposes.

Non-Transferability of Rights	The subscription rights may not be sold, transferred or assigned and will not be listed for trading on The Nasdaq Global Market or on any stock exchange or market.

Standby Purchase Agreements	We reserve the right to negotiate and enter into standby purchase agreements with standby purchasers pursuant to which purchasers will agree to acquire from us, at the same subscription price offered to shareholders, any shares of common stock offered to our current shareholders but not subscribed for in the rights offers, following the effective date of this prospectus. In the event we enter into standby purchase agreements, the subscription price, the aggregate number of shares of our common stock to be sold in the rights offering and the number of shares available for issuance upon the exercise of subscription rights will not change. See “The Rights Offering — Standby Commitments” and “Plan of Distribution.”

Personal Participation of Directors and Executive Officers	Each of our directors and executive officers, together with their affiliates, has committed to exercising a portion of his or her basic subscription rights personally. Our board of directors is not making a recommendation regarding your exercise of the subscription rights. You are urged to make your decision to invest based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

No Revocation	All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $[ ] per full share.

Public Reoffer	If shares of common stock remain available for sale after the closing of the rights offering, our officers and directors will offer and sell those remaining shares to the public on a best efforts basis at the $[ ] per share subscription price.

Pricing Committee	Our pricing committee is comprised of the following directors: Patricia C. Hartung, B. Marshall Keys, H. Edward Munnerlyn, George B. Park, George D. Rodgers and William G. Stevens

Material U.S. Federal Income Tax Consequences	For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of a subscription right. You should consult your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the subscription rights in light of your particular circumstances.

Extension, Cancellation and Amendment	Although we do not presently intend to do so, we have the option to extend the rights offering and the period for exercising your subscription rights. Our board of directors may cancel the rights offering at any time prior to the expiration date of the rights offering for any reason. In the event that the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering at any time.

Procedures for Exercising Rights	To exercise your subscription rights, you must take the following steps:

•        If you are a registered holder of our common stock, you must deliver payment and a properly completed rights certificate to the subscription agent to be received before 5:00 p.m., Eastern Time, on [     ], 2009. You may deliver the documents and payments by hand delivery, first class mail or courier service. If first class mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

•        If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on [     ], 2009.

•        If your shares of common stock are held in the ESOP, you may exercise your basic subscription right (but not the over-subscription privilege) with respect to such shares by completing the “Plan Participant Election Form” provided to you by BPA, the plan administrator and record keeper for the ESOP, to implement your decision.

Subscription Agent	Registrar and Transfer Company.

Shares Outstanding Before the Rights Offering	[ ] shares of our common stock were outstanding as of [ ].

Shares Outstanding After Completion of the Rights Offering	Assuming all shares are sold in the rights offering, we expect approximately [ ] shares of our common stock will be outstanding immediately after completion of the rights offering.

Fees and Expenses	We will pay the expenses related to the rights offering.

The Nasdaq Global Market Symbol	Our shares of common stock are currently listed for trading on the Nasdaq Global Market under the ticker symbol “CPBK.”

Risk Factors	Before you exercise your subscription rights to purchase shares of our common stock, you should carefully consider risks described in the section entitled “Risk Factors,” beginning on page 16 of this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data is presented below as of and for the six months ended June 30, 2009 and 2008 and as of and for the years ended December 31, 2004 through 2008. Our selected consolidated financial data presented below as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, are derived from our audited financial statements and related notes incorporated by reference in this prospectus. Selected consolidated financial data as of December 31, 2006, 2005 and 2004 and for each of the years ended December 31, 2006 has been derived from our audited consolidated financial statements. Our selected consolidated financial data as of and for the six months ended June 30, 2009 and 2008 are derived from our unaudited interim consolidated financial statements incorporated by reference in this prospectus. In the opinion of our management, such amounts contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. Our results for the six months ended June 30, 2009 are not necessarily indicative of our results of operations that may be expected for any future period.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollar amounts in thousands, except per share amounts)
	(unaudited)
Results of Operations
Interest income	18,705	22,807	43,594	49,132	46,679	30,878	25,408
Interest expense	6,997	10,181	18,656	25,229	19,625	10,958	6,562
Net interest income	11,708	12,626	24,938	23,903	21,054	19,920	18,846
Provision for loan losses	7,800	4,500	9,300	1,025	1,140	825	1,200
Net interest income after provision for loan losses	3,908	8,126	15,638	22,878	19,914	19,095	17,646
Noninterest income	4,097	3,674	7,247	6,875	6,028	7,327	5,607
Noninterest expense	11,773	10,405	20,192	19,726	18,165	16,849	15,854
Income (loss) before provision for income taxes	(3,768)	1,395	2,693	10,027	7,777	9,573	7,399
Income tax provision (benefit)	(1,690)	187	284	3,139	2,018	2,479	1,599
Net income (loss)	(2,078)	1,208	2,409	6,888	5,759	7,094	5,800
Per Common Share Data (1) :
Basic earnings (losses)	(0.47)	0.27	0.54	1.58	1.34	1.63	1.32
Diluted earnings (losses)	(0.47)	0.27	0.54	1.56	1.31	1.58	1.28
Cash dividends	0.15	0.30	0.60	0.54	0.52	0.50	0.44
Book value (2)	13.72	14.44	14.42	14.72	13.52	12.72	12.51
Tangible book value (2)	11.67	12.26	12.30	12.46	11.13	10.17	9.99
Period End Balances:
Total assets	814,712	782,648	790,600	800,598	713,244	598,790	549,086

Earning assets	744,232	723,596	733,539	727,367	648,450	542,199	504,151
Loans (3)	618,380	645,909	642,040	645,785	574,193	466,281	426,884
Securities (4)	75,810	77,421	89,858	81,315	73,949	75,887	77,596
Deposits	569,352	499,291	513,601	520,072	486,956	433,646	380,357
Borrowings	175,819	212,365	205,333	208,101	161,217	106,324	110,303
Stockholders’ equity	62,071	64,524	64,957	64,847	58,926	54,505	55,103
Shares outstanding—basic (weighted average)	4,447,240	4,420,705	4,427,379	4,371,345	4,299,359	4,370,031	4,388,324
Shares outstanding—diluted (weighted average)	4,447,240	4,461,106	4,464,263	4,422,312	4,383,498	4,496,214	4,526,812
Performance Ratios*:
Return on average assets	(0.53)	0.31	0.30	0.91	0.87	1.24	1.13
Return on average equity	(6.49)	3.72	3.69	11.09	10.05	12.74	10.90
Return on average tangible assets	(0.54)	0.31	0.31	0.92	0.88	1.27	1.16
Return on average tangible equity	(7.64)	4.36	4.32	13.27	12.35	15.81	13.78
Net interest margin (5)	3.36	3.53	3.48	3.52	3.59	3.95	4.18
Efficiency ratio (6)	75.06	63.18	61.91	61.54	65.61	63.17	63.38
Average loans to average deposits	120.67	124.74	124.85	120.46	110.96	101.75	104.69
Capital Ratios:
Average equity to average assets	8.15	8.21	8.25	8.20	8.66	9.77	10.38
Tangible equity to tangible assets	6.55	7.09	7.13	6.95	7.16	8.01	8.39
Dividend payout ratio	(31.91)	111.11	111.11	34.62	39.69	31.64	34.38
Tier 1 capital to risk adjusted assets	8.11	8.28	8.44	8.33	8.46	7.68	8.05
Tier 1 capital to average assets	10.34	10.01	10.43	10.05	10.03	9.24	10.43
Total capital to risk adjusted assets	11.60	11.26	11.69	11.10	11.09	10.49	11.68
Asset Quality Ratios*:
Nonperforming assets to total assets	4.22	2.39	4.04	0.32	0.26	0.37	0.40
Allowance for loan losses to nonperforming loans	51.52	56.55	50.76	278.84	361.31	297.18	276.05
Net loans charged-off to average loans	2.08	0.42	0.38	0.08	0.24	0.07	0.10
Provisions for loan losses to average loans	2.35	1.51	1.43	1.67	0.22	0.19	0.31
Allowance for loan losses to total loans	2.41	1.53	2.12	1.05	1.08	1.36	1.36

*	Annualized for interim periods.

(1)	All share and per-share data have been adjusted to reflect the 15% common stock dividend in November 2007.

(2)	Excludes the effect of any outstanding stock options.

(3)	Loans are stated before the allowance for loan losses and include loans held for sale.

(4)	Securities held-to-maturity are stated at amortized cost, securities available-for-sale are stated at fair value, and nonmarketable equity securities are stated at cost.

(5)	Tax equivalent net interest income divided by average earning assets.

(6)	Noninterest expense divided by the sum of tax equivalent net interest income and noninterest income, excluding gains and losses on sales of assets and the write-down of intangible assets related to the sale of those assets.

RISK FACTORS

An investment in our shares of common stock involves a high degree of risk. You should consider carefully the risks described below, together with the other information included or incorporated by reference in this prospectus, including the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and the risks we have highlighted in other sections of this prospectus in evaluating an investment in the shares of common stock. The risks described below are not the only risks we face. If any of the events described in the following risk factors actually occurs, or if additional risks and uncertainties not presently known to us or that we currently deem immaterial, materialize, then our business, results of operations and financial condition could be materially adversely affected. In that event, the trading price of our shares of common stock could decline and you may lose all or part of your investment in our common stock. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to the Rights Offering

The market price of the shares of common stock is volatile and may decline before or after the subscription rights expire in the rights offering.

The market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, and governmental legislation or regulation, as well as general economic and market conditions, such as downturns in our economy and recessions.

Once you exercise your subscription rights, you may not revoke them. We cannot assure you that the market price of our common stock will not decline after you elect to exercise your subscription rights. If you exercise your subscription rights and, afterwards, the public trading market price of our shares of common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. Our common stock is traded on The Nasdaq Global Market under the symbol “CPBK,” and the last reported sales price of our common stock on The Nasdaq Global Market on [        ], 2009 was $[        ] per share. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your shares of common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you will not be able to sell our common stock that you purchase in the rights offering.

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock.

We have established a pricing committee comprised of six members of our board of directors, five of whom are independent directors. In determining the subscription price, the pricing committee considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the need for capital, potential market conditions, and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the pricing committee also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings and the outlook for our industry, our current financial condition and regulatory status and a range of discounts to market value represented by the subscription prices in various prior rights offerings. The per share subscription price is not necessarily related to our book value, tangible book value, net worth or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. After the date of this prospectus, our shares of common stock may trade at prices below the subscription price.

If you do not exercise your subscription rights, your percentage ownership in Community Capital will be diluted.

Assuming we sell the full amount of common stock issuable in connection with the rights offering, we will issue approximately [        ] shares of our common stock. If you choose not to exercise your basic subscription rights prior to the expiration of the rights offering and we sell any shares of common stock to other existing shareholders or to standby purchasers, your relative ownership interest in our common stock will be diluted.

We may cancel the rights offering at any time without further obligation to you.

We may, in our sole discretion, cancel the rights offering prior to the expiration of the rights offering. If we cancel the rights offering, neither we nor the subscription agent will have any obligation to you with respect to the rights except to return any payment received by the subscription agent, without interest, as soon as practicable.

The subscription rights are not transferable and there is no market for the subscription rights.

You may not sell, give away or otherwise transfer your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any potential value from your subscription rights.

Although we reserve the right to negotiate and enter into standby purchase agreements with standby purchasers following the effectiveness of this prospectus, we may not enter into any such agreements, which could impact our ability to raise adequate capital to fund our operations and satisfy our regulatory capital goals.

We intend to negotiate and enter into standby purchase agreements with standby purchasers following the effectiveness of this prospectus; however, we cannot guarantee that we will successfully negotiate and enter into such agreements. In the event we do not enter into standby purchase agreements, our capital raising efforts could be negatively impacted and as a result, we may not be able to improve our regulatory capital position. We do not currently have written commitments from any third parties to act as standby purchasers or any other guarantees that shareholders and potential investors will purchase any of the shares of common stock offered in this rights offering or otherwise. Accordingly, we may not be able to raise sufficient additional capital to continue to fund our operations.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

If you desire to purchase shares in the rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of the rights offering at 5:00 p.m., Eastern Time, on [        ], 2009. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank, or other nominee acts for you and that all required forms and payments are actually received by the subscription agent before the expiration of the rights offering. We are not responsible if your nominee fails to ensure that the subscription agent receives all required forms and payments before the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of your subscription rights prior to the expiration of the rights offering, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertake any responsibility or action to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

You will not be able to sell the shares you buy in the rights offering until you receive your stock certificates or your account is credited with the shares of common stock.

If you purchase shares of our common stock in the rights offering by submitting a rights certificate and payment, we will mail you a stock certificate as soon as practicable after [        ], 2009, or such later date as to which the rights offering may be extended. If your shares are held by a broker, dealer, custodian bank or other nominee and you purchase shares of our common stock, your account with your nominee will be credited with the shares of common stock you purchased in the rights offering as soon as practicable after the expiration of the rights offering, or such later date as to which the rights offering may be extended. Until your stock certificates have been delivered or your account is credited, you may not be able to sell your shares even though the common stock issued in the rights offering will be listed for trading on The Nasdaq Global Market. The stock price may decline between the time you decide to sell your shares and the time you are actually able to sell your shares.

Because our management will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

We currently anticipate that we will use the net proceeds of the rights offering to improve our regulatory capital position, to invest in the Bank to improve its regulatory capital position and for general corporate purposes and our management may allocate the proceeds among such purposes as it deems appropriate. In addition, market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that we may invest the proceeds in a way that does not yield a favorable, or any, return for us.

The rights offering does not have a minimum amount of proceeds, which means that if you exercise your rights, you may acquire additional shares of common stock in us when we require additional capital.

There is no minimum amount of proceeds required to complete the rights offering. In addition, an exercise of your subscription rights is irrevocable. Therefore, if you exercise the basic subscription right or the over-subscription privilege, but we do not raise the desired amount of capital in this rights offering or from sales to potential standby purchasers and the rights offering is not fully subscribed, you may be investing in a company that continues to require additional capital. In addition, our inability to raise a sufficient amount of capital may mean that we do not have a capital plan that will be satisfactory to our regulators, which could have a material adverse effect on us. See also “— Risks Related to the Capital and Credit Markets.”

Risks Related to the Common Stock

The price of our common stock may fluctuate significantly which may make it difficult for you to resell common stock owned by you at times or at prices you find favorable.

Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include:

•	actual or anticipated variations in earnings;

•	changes in analysts’ recommendations or projections;

•	our announcements of developments related to our businesses;

•	operating and stock performance of other companies deemed to be peers;

•	actions by government regulators;

•	new technology used or services offered by traditional and non-traditional competitors; and

•	news reports of trends, concerns and other issues related to the financial services industry.

Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price of our common stock may not be indicative of future market prices.

In addition, in recent months, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies and particularly those in the financial services and banking sector, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results.

Our ability to pay dividends is limited and we suspended payment of dividends during the second quarter of 2009. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.

We continually evaluate, as part of our overall capital plan, whether to continue, reduce or eliminate our common stock dividend. The holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor. In addition, our ability to pay dividends is restricted by federal and state laws and policies, including various regulatory restrictions with respect to dividends payable by our subsidiary bank, which is our primary source of cash flow and dividends for our shareholders. We have paid cash dividends to our shareholders in the past. However, in April 2009, we announced we were suspending our quarterly cash dividends to preserve our retained capital and because of regulatory concerns. We do not intend to resume the payment of dividends in the near future.

We may issue additional shares of our common stock in the future, which would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.

In the future, we may seek to raise capital through offerings of our common stock, special stock, securities convertible into common stock, or rights to acquire such securities or our common stock. Our Articles of Incorporation, as amended, makes available additional authorized shares of common stock and special stock for issuance from time to time at the discretion of our board of directors, without further action by the shareholders, except where shareholder approval is required by law or The Nasdaq Global Market requirements. The issuance of any additional shares of common stock, special stock, or convertible securities could be substantially dilutive to shareholders of our common stock. Moreover, to the extent that we issue restricted stock, restricted stock units, stock options, stock appreciation rights, options, or warrants to purchase our common stock in the future and those awards, rights, options, or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle them to purchase their pro-rata share of any offering of shares of any class or series and, therefore, our shareholders may not be permitted to invest in future issuances of our common stock and as a result will be diluted.

The issuance of our shares of special stock could adversely affect holders of our common stock which may negatively impact your investment.

Our board of directors is authorized to issue additional classes or series of special stock without any action on the part of the shareholders. The board of directors also has the power without shareholder approval, to set the terms of any such classes or series of special stock that may be issued, including voting rights, dividend rights, and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue additional special stock in the future that have a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue special stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Risks Related to Our Business

A significant portion of our loan portfolio could become under-collateralized due to the real estate market decline, which could have a material adverse effect on our asset quality, capital structure and profitability.

A significant portion of our loan portfolio is comprised of loans secured by either commercial real estate or single family homes that are under construction. As of June 30, 2009, $181.3 million, or 29.5% of our total loans, are classified as Construction and Development loans, $171.5 million, or 27.9% of our total loans, are classified as Commercial Real Estate loans and $197.1 million, or 32.0% of our total loans, are classified as 1-4 Family Residential loans. Construction and Development loans represent the highest level of risk for the Company due to current real estate and other market conditions and represent 76.2% of our nonperforming loans. So far, other Commercial Real Estate loans have not been as severely impacted by the recent economic downturns but this could change. In our Other Commercial Real Estate loan portfolio, 72.7% of the loans cover owner-occupied real estate which generally have a lower risk element than non-owner occupied real estate. Owner-occupied commercial real estate generally has a lower risk profile since business owners are obligated to repay the debt and, accordingly, the loan is not dependent on the liquidation of the collateral as the source of repayment. As of June 30, 2009, only 1.2% of the Company’s nonperforming loans are Other Commercial Real Estate loans. Our 1-4 Family Residential loans have continued to perform with only moderate increases in delinquencies. Delinquencies of 30 days and over increased from 5.2% as of December 31, 2008 to 6.3% as of June 30, 2009. 1-4 Family Residential loans past due 30 days or more were only 6.2% of total 1-4 Family Residential loans outstanding as of June 30, 2009. These 1-4 Family Residential loans represent 22.4% of our nonperforming loans.

With the recent real estate market downturn and slowing economic conditions, we are subject to increased lending risks in the form of loan defaults as a result of the high concentration of real estate lending in our loan portfolio. All of our markets have experienced a slowdown in residential real estate sales which has, in turn, increased residential lot and home inventory. The decrease in single-family home sales prices is symptomatic of the increases in inventory we have experienced across our markets. Excess residential lot and home inventory, combined with the limited availability of residential mortgage financing due to tighter credit underwriting standards, has resulted in downward pressure on residential values and increased marketing time for residential properties. These factors have negatively impacted our loan portfolio and results of operations and we will likely continue to be negatively impacted by such events in the near future.

Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which would materially and adversely affect our business, financial condition, results of operations and future prospects.

Our loan customers may not repay their loans according to the terms of such loans, and the collateral securing the payment of those loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses that we consider adequate to absorb losses inherent in the loan portfolio based on our assessment of the information available. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in non-performing loans. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. While we have reduced our problem assets through loan sales, workouts, restructurings and otherwise, decreases in the value of these assets, or the underlying collateral, or in these borrowers’ performance or financial conditions, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of expense and time from management and our directors, which can be detrimental to the performance of their other responsibilities.

If our assumptions are wrong, our current allowance may not be sufficient to cover our loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses as of June 30, 2009, March 31, 2009, December 31, 2008, December 31, 2007, and December 31, 2006 was $14.9 million, $11.8 million, $13.6 million, $6.8 million and $6.2 million, respectively.

The following table presents ratios on nonperforming assets and the allowance for loan losses as of June 30, 2009, June 30, 2008 and December 31, 2008.

	As of/for the Six Months Ended
	June 30, 2009	June 30, 2008	December 31, 2008
Nonperforming assets/Assets	4.22%	2.37%	4.04%
Annualized net charge-offs/Average loans	2.08	0.42	0.38
Allowance for loan losses/Loans	2.41	2.12	2.12

During the second quarter of 2009, nonperforming assets decreased to $34.4 million, or 5.5% of period-end loans and other real estate, which was up from $18.7 million, or 2.9%, in the year-earlier quarter and up from $31,948,000, or 4.94%, at December 31, 2008. The increase from the prior year reflects rapidly deteriorating economic conditions and growing weakness in the residential real estate sector across our markets since the first quarter of 2008. There can be no assurance that we will not experience further increases in nonperforming loans in the future.

As of June 30, 2009, 99.9% of our nonperforming loans were secured by real estate. In evaluating the adequacy of the allowance for loan losses, we obtained updated external appraisals on many of the properties underlying the nonperforming loans or performed internal valuations based on current market conditions. We recorded annualized net charge-offs, as a percentage of average loans, of 2.08% in the first six months of 2009 compared with 0.42% in the same period of 2008.

In addition, banking regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by regulatory agencies could have a negative effect on our operating results.

We have entered into certain out of market loan participations, which could result in a greater risk of loss.

We have entered into certain out of market loan participations, which are loans that are not originated by us but are shared-credit loan commitments with other financial institutions. As a result, we are not as familiar with the out of market borrowers, do not control the management of the credit, and may be subject to greater risks of loss associated with our participation in these loans.

We may realize additional future losses if the proceeds we receive upon liquidation of non-performing assets are less than the fair value of such assets.

We expect to dispose of certain non-performing assets in the future as we work our way through the current economic crisis. However, the specific assets we expect to sell have not been yet identified. Non-performing assets are recorded on our financial statements at fair value, as required under GAAP, unless these assets have been specifically identified for liquidation, in which case they are recorded at the lower of cost or estimated net realizable value. In current market conditions, dispositions of non-performing assets likely will result in proceeds that are significantly less than the recorded fair value of such assets, which may result in additional future realized losses that negatively affect our financial results.

Impairment of goodwill associated with acquisitions would result in a charge to earnings.

Goodwill is tested for impairment at least annually and the impairment test compares the estimated fair value of a reporting unit with its net book value. No indication of goodwill impairment was identified by the annual test as of June 30, 2009; however, there is the possibility that a noncash goodwill impairment charge may be required in the future. Such a charge could result in a material reduction in earnings in the period in which goodwill is determined to be impaired, but an impairment charge would not have an effect on tangible common equity or regulatory capital. An impairment charge could also further restrict the Bank’s ability to pay dividends to the Company, which relies on these dividends as a source of liquidity.

Disruptions in the global financial markets could adversely affect our results of operations and financial condition.

Since mid-2007, global financial markets have suffered substantial disruption, illiquidity and volatility. These circumstances resulted in unprecedented government intervention in our financial markets, including assistance to a number of major financial institutions. These events have significantly diminished overall confidence in the financial markets and in financial institutions generally and have increased the uncertainty we face in managing our business. If these disruptions continue or other disruptions in the financial markets or the global or our regional economic environment arise, they could have an adverse effect on our future results of operations and financial condition, including our liquidity position, and may affect our ability to access capital.

We cannot predict the effect on our operations of recent legislative and regulatory initiatives that were enacted in response to the ongoing financial crisis.

The U.S. federal, state and foreign governments have taken or are considering extraordinary actions in an attempt to deal with the worldwide financial crisis and the severe decline in the global economy. To the extent adopted, many of these actions have been in effect for only a limited time, and have produced limited or no relief to the capital, credit and real estate markets. There is no assurance that these actions or other actions under consideration will ultimately be successful.

In the United States, the federal government has adopted the Emergency Economic Stabilization Act of 2008 (enacted on October 3, 2008), or the EESA, the American Recovery and Reinvestment Act of 2009 (enacted on February 17, 2009), or the ARRA. With authority granted under these laws, the Treasury Department has proposed a financial stability plan that is intended to:

•	provide for the government to invest additional capital into banks and otherwise facilitate bank capital formation;

•	temporarily increase the limits on federal deposit insurance; and

•	provide for various forms of economic stimulus, including to assist homeowners restructure and lower mortgage payments on qualifying loans.

In addition to the EESA and ARRA, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, regulatory capital requirements, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal and informal enforcement actions. Negative developments in the financial services industry and the impact of recently enacted or new legislation in response to those developments could negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. In addition, industry, legislative or regulatory developments may cause us to materially change our existing strategic direction, capital strategies, compensation or operating plans.

President Obama recently announced a proposal to reform the U.S. financial system. Among other things, the plan would create a new consumer protection agency and authorize greater powers for the Federal Reserve Board.

There can be no assurance that the financial stability plan proposed by the Treasury Department and the President’s proposals, or any other legislative or regulatory initiatives enacted or adopted in response to the ongoing economic crisis, will be effective at dealing with the ongoing economic crisis and improving economic conditions globally, nationally or in our markets or that the measures adopted will not have adverse consequences for us.

Additional valuation allowance of our deferred tax asset would negatively impact our net earnings or loss.

We calculate income taxes in accordance with SFAS 109, Accounting for Income Taxes (“SFAS 109”), which requires the use of the asset and liability method. In accordance with SFAS 109, we regularly assess available positive and negative evidence to determine whether it is more likely than not that our deferred tax asset balances will be recovered. At June 30, 2009, our net deferred tax asset was $3.4 million. Realization of a deferred tax asset requires us to exercise significant judgment and is inherently speculative because it requires the future occurrence of circumstances that cannot be predicted with certainty. If we, or our regulators, determine that an additional valuation allowance of our deferred tax asset is necessary, we would incur a charge to earnings and our regulatory capital levels would be weakened.

Our holding company structure and regulations applicable to us can restrict our ability to provide liquidity to meet our obligations.

Our business operations and related generation of cash flow principally occur in our subsidiary bank. Significant parts of our capital markets obligations, including dividends on trust preferred securities and the related debentures, are obligations of the holding company. Historically, the holding company has relied upon dividends from our subsidiary bank to fund these types of obligations. At the present time, the holding company has limited resources in order to meet such obligations in the absence of payment of dividends from our subsidiary bank which are currently limited by our regulations. These resources include a limited amount of cash on hand. In light of these circumstances, we may determine that it is necessary or appropriate to raise capital or seek other financing sources and/or take steps to reduce our cash payment obligations at the holding company level. If the Company is unable to raise additional capital or obtain other financing, the Company may not be able to meet its obligations when due.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

FDIC insurance premiums have increased substantially in 2009 already and we expect to pay significantly higher FDIC premiums in the future. Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the FDIC also implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, but no more than 10 basis points times the institution’s assessment base for the second quarter of 2009, to be collected on September 30, 2009. For the quarter ended June 30, 2009, we accrued approximately $375,000 in additional FDIC special assessments. Additional special assessments may be imposed by the FDIC for future periods. We participate in the FDIC’s Temporary Liquidity Guarantee Program, or TLG, for noninterest-bearing transaction deposit accounts. Banks that participate in the TLG’s noninterest-bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLG assessments are insufficient to cover any loss or expenses arising from the TLG program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLG program upon depository institution holding companies, as well. These changes, along with the full utilization of our FDIC insurance assessment credit in early 2009, will cause the premiums and TLG assessments charged by the FDIC to increase. These actions could significantly increase our noninterest expense in 2009 and for the foreseeable future.

Liquidity risks could affect operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our funding sources include federal funds purchased, securities sold under repurchase agreements, non-core deposits, and short- and long-term debt. We are also members of the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Richmond, where we can obtain advances collateralized with eligible assets. We maintain a portfolio of securities that can be used as a secondary source of liquidity. There are other sources of liquidity available to us or the Bank should they be needed, including our ability to acquire additional non-core deposits, the issuance and sale of debt securities, and the issuance and sale of securities in public or private transactions. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Our liquidity, on a parent only basis, is adversely affected by our current inability to receive dividends from the Bank without prior regulatory approval. We are currently negotiating a new holding company line of credit to improve our liquidity position, however we cannot make any assurance as to whether we will be successful in establishing a new line of credit. Our ability to borrow could also be impaired by factors that are not specific to us, such as further disruption in the financial markets or negative views and expectations about our prospects or the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

We are required to maintain capital to meet regulatory requirements, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our regulatory requirements, would be adversely affected.

Both we and the Bank must meet regulatory capital requirements and maintain sufficient liquidity. We also face significant regulatory and other governmental risk as a financial institution. Our ability to raise additional capital, when and if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry and market condition, and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Our failure to remain “well capitalized” for bank regulatory purposes could negatively affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common stock, make distributions on our trust preferred securities, our ability to make acquisitions, and our business, results of operation and financial conditions, generally. Under FDIC rules, if the Bank ceases to be a “well capitalized” institution for bank regulatory purposes, its ability to accept brokered deposits may be restricted, and the interest rates that it pays may be restricted, both of which could substantially impair our liquidity.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures. We have traditionally obtained funds principally through local deposits and we have a base of lower cost transaction deposits. Generally, we believe local deposits are a cheaper and more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders and reflect a mix of transaction and time deposits, whereas brokered deposits typically are higher cost time deposits. Our costs of funds and our profitability and liquidity are likely to be adversely affected, if and to the extent we have to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in our deposit mix and growth could adversely affect our profitability and the ability to expand our loan portfolio.

Our directors and executive officers own a significant portion of our common stock and can exert significant control over our business and corporate affairs.

Our directors and executive officers, as a group, beneficially owned approximately 13.0% of our outstanding common stock, as of June 30, 2009. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors.

USE OF PROCEEDS

Assuming all of the rights in the rights offering are subscribed for, we estimate that the net proceeds to us from the sale of our common stock offered in the rights offering after deducting estimated offering expenses, will be approximately $[        ] million. We intend to use the proceeds to capitalize our subsidiary, CapitalBank, and for other general corporate purposes.

Our management will retain broad discretion in deciding how to allocate the net proceeds of this offering. Until we designate the use of the net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

DESCRIPTION OF THE COMMON STOCK

The following description does not purport to be complete and is subject to, and qualified in its entirety by reference to, our Articles of Incorporation and our Bylaws, as amended to date.

Common Stock

We are currently authorized to issue 20,000,000 shares of common stock, $1.00 par value. There were                      shares of common stock outstanding as of as of August     , 2009.

Dividend Rights

Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of legally available funds, and to receive pro rata any assets distributable to holders of our common stock upon our liquidation.

On April 22, 2009, we announced that we were suspending the payment of the quarterly cash dividend on our common stock, effective immediately, as a means to preserve capital in response to current and continuing disruptions in the financial markets and regulatory concerns.

Voting Rights

Holders of our common stock are entitled to vote for the election of directors and upon all other matters, which may be submitted to a vote of shareholders generally, with each share being entitled to one vote. Our common shareholders do not possess cumulative voting rights. This means that holders of more than 50% of our common stock (on a fully diluted basis) voting for the election of directors can elect all of the directors, and holders of the remaining shares will not be able to elect any directors.

In elections of directors, those candidates receiving the greater number of votes cast (although not necessarily a majority of votes cast) at the meeting shall be elected. Any other corporate action shall be authorized by a majority of the votes cast at the meeting unless otherwise provided by the South Carolina Act, the Company’s Articles of Incorporation, or the Company’s Bylaws.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of our holding company, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. Holders of our special stock, if any such shares are then outstanding, may have a priority over the holders of common stock in the event of any liquidation or dissolution. We have no special stock currently outstanding.

Other Rights

Common shareholders have no preemptive rights to purchase additional securities that may be issued by us in the future, although our common shareholders do have certain contingent special stock purchase rights that may be triggered under our shareholder rights plan as discussed below. There are no redemption or conversion provisions applicable to our common stock, and common shareholders are not liable for any further capital call or assessment.

Anti-Takeover Effects

Our Articles of Incorporation provide for a classified board to which approximately one-third of our board of directors is elected each year at our annual meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. The classification of our board of directors has the effect of making it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. The classification of our board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our shareholders. The classification of our board of directors could thus increase the likelihood that incumbent directors will retain their positions.

Our Articles of Incorporation require the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding common stock of the corporation entitled to vote with respect to each such transaction: (a) the merger, consolidation or exchange of shares of the Company with any other corporation, partnership, trust, estate or association; (b) the sale or exchange by the Company of all or a substantial part of its assets to or with such entity; (c) the issuance or delivery by the Company of any stock or other securities issued by it in exchange or payment for any properties or assets of such entity or securities issued by such entity, or any merger of any affiliate of the Company with or into such entity or any of its affiliates; or (d) the nonjudicial dissolution of the Company (the “Special Voting Requirement”). The Special Voting Requirement shall not apply to any such merger, consolidation, sale or exchange, issuance or delivery of stock or other securities, or dissolution which was approved by the affirmative vote of not less than eighty percent (80%) of the directors, nor shall it apply to any such transactions solely between the Company and another entity fifty percent (50%) or more of the voting stock or voting equity interests of which is owned by the Company.

Our Articles of Incorporation also contain additional provisions that may make takeover attempts and other acquisitions of interests in us more difficult where the takeover attempt or other acquisition has not been approved by our board of directors. These provisions include:

•	a requirement that a shareholder wishing to nominate directors for election comply with certain procedures, including advance notice requirements; and

•	the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding common stock of the Company shall be required to:

•	remove any director or the entire board of directors of the Company without cause; and

•

amend or repeal certain articles in our Articles of Incorporation, some of which include: (i) the article regarding the Special Voting Requirement (Article Eight); (ii) the article regarding shareholder nominations for the election of directors (Article Ten); (iii) the article regarding removal of any director or the entire board of directors (Article Eleven); and (iv) the article regarding the classification of our board of directors (Article Twelve), unless not less than eighty percent (80%) of the directors approve such amendment, in which case the voting requirements otherwise provided for by law shall apply, unless not less than eighty (80%) of the directors approve such amendment.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock trades on the Nasdaq Global Market under the ticker symbol “CPBK.” On August 13, there were [                ] record holders of our common stock. On August 13, the last closing sale price of our common stock reported on The Nasdaq Global Market was $[        ] per share.

The below table sets forth, for the periods indicated, the high and low sales price per share of our common stock, as quoted on the Nasdaq Global Market, and the cash dividends declared per share.

	High		Low		Cash Dividend Per Share
2009
Third Quarter (through August 13, 2009)	[	]	[	]			*
Second Quarter	$6.00		$4.59		$		*
First Quarter	8.49		4.45			0.15
2008
Fourth Quarter	$11.00		$5.85			$0.15
Third Quarter	11.99		9.05			0.15
Second Quarter	15.99		9.30			0.15
First Quarter	16.88		14.03			0.15
2007
Fourth Quarter	$18.90		$14.36			$0.15
Third Quarter	18.60		16.61			0.13
Second Quarter	18.34		16.16			0.13
First Quarter	18.69		18.33			0.13

*	Dividends were suspended as of April 22, 2009.

As part of our overall capital preservation plan, we suspended the payment of dividends on our common stock to our shareholders as of April 22, 2009. We cannot predict when we will resume paying dividends to our shareholders.

We have historically relied on dividends from CapitalBank as our primary source of funds to pay dividends to our shareholders. Currently, CapitalBank cannot pay us dividends without the prior approval of the South Carolina Board of Financial Institutions, and like other financial institutions, we must maintain appropriate capital that meets regulatory requirements applicable to us, as described further below. We cannot predict whether our regulators will approve the payment of dividends by CapitalBank to us in the event we request approval for such payments in the future.

The South Carolina Board of Financial Institutions and the Federal Reserve have policies that encourage banks and bank holding companies to pay dividends from current earnings, and have the general authority to limit the dividends paid by banks and bank holding companies, respectively, if such payment may be deemed to constitute an unsafe or unsound practice. If, in the particular circumstances, either of these regulators determines that the payment of dividends would constitute an unsafe or unsound banking practice, either the South Carolina Board or the Federal Reserve may, among other things, issue a cease and desist order prohibiting the payment of dividends by CapitalBank or us, respectively. Under a recently adopted Federal Reserve policy, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to the organization’s financial position and is not based on overly optimistic earnings scenarios such as any potential events that may occur before the payment date that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company, such as Community Capital, should consult with the Federal Reserve and eliminate, defer, or significantly reduce the bank holding company’s dividends if: (i) its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or (iii) it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

CAPITALIZATION

The following table shows our historical consolidated capitalization at June 30, 2009 and our pro forma consolidated capitalization after giving effect to the sale of [            ] shares of our common stock at the subscription price and to the receipt of net proceeds after deducting the offering expenses in the amount of $[ ] from the rights offering. This table should be read in conjunction with “Selected Historical Consolidated Financial Data” and with our consolidated financial statements and the notes to those financial statements included in the documents incorporated by reference in this prospectus.

	As of June 30, 2009 (unaudited) (in thousands)
	Actual	Pro Forma
LONG-TERM DEBT:
Junior subordinated debentures(1)	$10,310
Total long-term debt	10,310
SHAREHOLDERS’ EQUITY:
Common stock, $1.00 par value Authorized - 10,000,000 shares Issued – 5,716,160(2)	5,716
Nonvested restricted stock	(556)
Capital surplus	62,658
Retained earnings	11,463
Accumulated other comprehensive income	167
Treasury stock at cost – 1,192,194 shares	(17,377)

Total shareholders’ equity	62,071

Total capitalization(3)	$72,381
PER COMMON SHARE:
Common book value per share	$13.72
Tangible common book value per share	$11.67
CAPITAL RATIOS
Tier 1 leverage ratio	8.11%
Tier 1 risk-based capital ratio	10.34%
Total risk-based capital ratio	11.60%
Tangible equity to tangible assets (period end)	6.55%
Tangible common equity to tangible assets (period end)	6.55%

(1)	Issued in connection with our trust preferred securities.

(2)	As of June 30, 2009, 10,000,000 shares of common stock were authorized. On August 5, 2009, at a special meeting of shareholders, our shareholders approved an amendment to our articles of incorporation to increase the amount of authorized shares of common stocks from 10,000,000 to 20,000,000, effective August 7, 2009.

(3)	Includes shareholders’ equity and long-term debt.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

We expect our directors and executive officers, together with their affiliates, to participate in the rights offering. Our directors and executive officers, together with their affiliates, intend to purchase approximately $[            ] in available common stock in the rights offering. The purchase price paid by our directors and executive officers, together with their affiliates, will be $[        ] per share, the same paid by all other persons who purchase shares of our common stock in the rights offering. Following the rights offering, our directors and executive officers, together with their affiliates are expected to own approximately [            ] shares of common stock, [        ]% of our total outstanding shares of common stock, if we sell [            ] shares of stock in the rights offering, including shares of our common stock they currently own.

THE RIGHTS OFFERING

The Subscription Rights

We are distributing to the record holders of our common stock as of August 7, 2009, non-transferable subscription rights to purchase shares of our common stock at $[        ] per share. The subscription rights entitle the holders of our common stock to purchase an aggregate of approximately [        ] shares of our common stock for an aggregate purchase price of $[        ] million.

Each holder of record of our common stock will receive one subscription right for each full share of our common stock owned by such holder as of 5:00 p.m., Eastern Time, on August 7, 2009. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege.

Basic Subscription Right. With your basic subscription right, you may purchase [        ] shares of our common stock per [        ] subscription right, subject to delivery of the required documents and payment of the subscription price of $[        ] per share, prior to the expiration of the rights offering. You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any of your subscription rights. If you do not exercise your basic subscription rights in full, you will not be entitled to purchase any shares under your over-subscription privilege.

Fractional shares of our common stock resulting from the exercise of your basic subscription right will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

We will deliver certificates representing shares or credit your account at your record holder with shares of our common stock that you purchased with the basic subscription rights as soon as practicable after the rights offering has expired.

Over-Subscription Privilege. If you purchase all of the shares of common stock available to you pursuant to your basic subscription right, you may also choose to purchase a portion of any shares of our common stock that are not purchased by other shareholders through the exercise of their basic subscription rights. If sufficient shares of common stock are available, we will seek to honor the over-subscription requests in full. If, however, over-subscription requests exceed the number of shares of common stock available, we will allocate the available shares of common stock pro rata among the shareholders exercising the over-subscription privilege in proportion to the number of shares of common stock owned by such shareholder on the record date, relative to the number of shares owned on the record date by all shareholders exercising the over-subscription privilege. If this pro rata allocation results in any shareholder receiving a greater number of shares of common stock than the shareholder subscribed for pursuant to the exercise of the over-subscription privilege, then such shareholder will be allocated only that number of shares for which the shareholder oversubscribed, and the remaining shares of common stock will be allocated among all other shareholders exercising the over-subscription privilege on the same pro rata basis described above. The proration process will be repeated until all shares of common stock have been allocated.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you (i.e., for the maximum number of shares of common stock available to you, assuming you exercise all of your basic subscription right and are allotted the full amount of your over-subscription without reduction).

We can provide no assurances that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription right in full at the expiration of the rights offering. We will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all of our shareholders exercise their basic subscription rights in full, and we will only honor an over-subscription privilege to the extent sufficient shares of our common stock are available following the exercise of subscription rights pursuant to the basic subscription rights. The shares available through the over-subscription privilege will also be reduced by any purchases made by standby purchasers, if we enter into any such arrangements prior to the expiration of the rights offering. In addition, limitations on the amount of shares that may be subscribed for pursuant to the over-subscription privilege are described in the Summary section under the heading “The Rights Offering - Limitation on the Purchase of Shares.”

To the extent the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares available to you, and any excess subscription payments will be returned to you, without interest or penalty, as soon as practicable.

To the extent the amount you actually paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the maximum number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Fractional shares of our common stock resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

We will deliver certificates representing shares or credit the account of your record holder with shares of our common stock that you purchased with the over-subscription privilege as soon as practicable after the expiration of the rights offering.

Reasons for the Rights Offering

We are engaging in the rights offering to raise capital to improve the Company’s and the Bank’s overall capital position. We have chosen to raise capital to strengthen our balance sheet in the event of further deterioration in the real estate market or the overall economy. The additional capital will also allow us to quickly take advantage of growth opportunities should the economy improve and these opportunities become available. Our board of directors has chosen to raise capital through a rights offering to give our shareholders the best opportunity to limit ownership dilution by participating in the rights offering on a pro-rata basis. Our board of directors has chosen to raise additional capital through the potential sale of shares of our common stock to standby purchasers to improve the likelihood of success of our capital-raising efforts but no assurance can be given that we will enter into any standby purchase agreements. We can give no assurance that we will not need to seek additional financing or engage in additional capital offerings in the future. Any such future capital offerings would result in the dilution of your purchase of our shares of common stock in the rights offering. We urge you to make your decision based on your own assessment of our common stock, business and financial condition, our prospects for the future, and the terms of the rights offering.

Standby Commitments

Prior to the closing of the rights offering, we expect to enter into standby purchase agreements with potential standby purchasers in connection with the rights offering. The standby purchase agreements may contain additional conditions that will obligate us to sell, and require the standby purchasers to purchase severally from us, shares of our common stock offered to, but not subscribed for by, other shareholders in the rights offering. The number of shares available for sale to the standby purchasers will depend on the number of shares subscribed for by the shareholders in the rights offering.

We reserve the right to negotiate and enter into standby purchase agreements with standby purchasers following the effective date of this prospectus. There can be no assurance that we will enter into such agreements or what conditions may be included in the agreements. In the event we enter into standby purchase agreements, the subscription price, the aggregate number of shares of our common stock to be sold in the rights offering and the number of shares available for issuance upon the exercise of subscription rights will not change. In addition, in the event third parties identify standby purchasers and we enter into standby purchase agreements with such purchasers, we may pay a placement fee to the third party of up to 5% of the dollar amount of the common stock purchased by the standby purchaser.

Directors’ and Executive Officers’ Participation

Each of our directors and executive officers has committed to participate in the rights offering. Any such purchases will be made for investment purposes and not with a view to resale.

Although each of our directors is investing his or her own money in the rights offering, our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our common stock, our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Effect of Rights Offering on Existing Shareholders

The ownership interests and voting interests of the existing shareholders that do not exercise their basic subscription privileges will be diluted. See “Questions and Answers Related to the Rights Offering.”

Unexercised Subscription Rights

In the event all or any portion of the subscription rights are not exercised by the holders of common stock prior to the expiration of the rights offering and are not purchased pursuant to a standby purchase commitment, we will offer those remaining shares of common stock to the public at $[        ] per share.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders. If you hold a Community Capital stock certificate, the number of shares you may purchase pursuant to your basic subscription right is indicated on the enclosed rights certificate. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription agent at the address set forth below under “— Subscription Agent,” to be received prior to 5:00 p.m., Eastern Time, on [        ], 2009.

Subscription by Beneficial Owners. If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, custodian bank or other nominee, you will not receive a rights certificate. Instead, the DTC will issue one subscription right to the nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares of our common stock in the rights offering.

Subscription by Participants in the ESOP. If you hold shares of our common stock through the ESOP, you may exercise your basic subscription right with respect to those shares by electing what percentage (if any) of your subscription rights you would like to exercise and then communicating your election to BPA, the plan administrator and record keeper for the ESOP, in a timely manner using the specific election procedures prescribed in the materials that will be provided to you. In addition, you will need to provide direction to BPA in your Plan Participant Election Form to effect a reallocation among your current ESOP investments in order to pay the subscription price. BPA will then exercise the subscription rights on your behalf and allocate the common stock received in exchange therefor into your ESOP account. You will be able to exercise your basic subscription right with respect to the shares you hold through the ESOP, but you will not have the opportunity to participate in the over-subscription privilege with respect to such shares, which is available to shareholders generally.

Payment Method

Payments must be made in full in U.S. currency by:

•	check or bank draft payable to the subscription agent, drawn upon a U.S. bank; or

•	wire transfer of immediately available funds to accounts maintained by the subscription agent.

Payment received after the expiration of the rights offering will not be honored, and the subscription agent will return your payment to you, without interest, as soon as practicable. The subscription agent will be deemed to receive payment upon:

•	clearance of any uncertified check deposited by the subscription agent;

•	receipt by the subscription agent of any certified check or bank draft, drawn upon a U.S. bank; or

•	receipt of collected funds in the subscription agent’s account.

If you elect to exercise your subscription rights, we urge you to consider using a certified or cashier’s check, money order or wire transfer of funds to ensure that the subscription agent receives your funds prior to the expiration of the rights offering. If you send an uncertified check, payment will not be deemed to have been received by the subscription agent until the check has cleared. If you send a certified check or bank draft, drawn upon a U.S. bank, or wire or transfer funds directly to the subscription agent’s account, payment will be deemed to have been received by the subscription agent immediately upon receipt of such instruments or wire transfer.

Any personal check used to pay for shares of our common stock must clear the appropriate financial institutions prior to 5:00 p.m., Eastern Time, on [        ], 2009, which is the expiration of the rights offering. The clearinghouse may require five or more business days. Accordingly, holders that wish to pay the subscription price by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the rights offering to ensure such payment is received and clears by such date.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO US. We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to the expiration of the rights offering.

Unless a rights certificate provides that the shares of common stock are to be delivered to the record holder of such rights or such certificate is submitted for the account of a bank or a broker, signatures on such rights certificate must be guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act, subject to any standards and procedures adopted by the subscription agent.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	you provide on the rights certificate that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Missing or Incomplete Subscription Information

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time [        ], 2009 expiration date that we have established for the rights offering. If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

Expiration Date and Cancellation Rights

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., Eastern Time, on [        ], 2009, which is the expiration of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of our common stock to you if the subscription agent receives your rights certificate or your subscription payment after that time. We have the option to extend the rights offering without notice to you, although we do not presently intend to do so. We may extend the expiration of the rights offering by giving oral or written notice to the subscription agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration of the rights offering. We reserve the right to amend or modify the terms of the rights offering.

If you hold your shares of common stock in the name of a broker, dealer, custodian bank or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Please note that the nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, [        ], 2009, expiration date that we have established for the rights offering.

We may cancel the rights offering at any time for any reason prior to the time the rights offering expires. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancellation and all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Determination of Subscription Price

In determining the subscription price, we established a pricing committee, comprised of six members of our board of directors, five of whom are independent directors. In determining the subscription price, the pricing committee considered a number of factors, including: the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the need for capital, potential market conditions, and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the pricing committee also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings and the outlook for our industry, our current financial condition and regulatory status and a range of discounts to market value represented by the subscription prices in various prior rights offerings. We did not seek or obtain an opinion of financial advisors in establishing the subscription price. The per share subscription price will not necessarily be related to our book value, tangible book value, net worth or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. You should not assume or expect that, after the rights offering, our shares of common stock will trade at or above the subscription price in any given time period.

The market price of our shares of common stock may decline during or after the rights offering and you may not be able to sell shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common stock before exercising your subscription rights and to make your own assessment of our business and financial condition, our prospects for the future, and the terms of this rights offering.

Withdrawal, Amendment and Termination

We reserve the right to withdraw the rights offering at any time for any reason. We also may amend or terminate the rights offering at any time before its completion if our board of directors decides to do so in its sole discretion. If we terminate the rights offering, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Subscription Agent

The subscription agent for this offering is Registrar and Transfer Company. The address to which rights certificates and payments, other than wire transfers, should be mailed or delivered is provided below. If sent by mail, we recommend that you send documents and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent. Do not send or deliver these materials to Community Capital.

By Mail, Hand or Overnight Courier:

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Attn: Reorg/Exchange Department

If you deliver subscription documents or rights certificates in a manner different than that described in this prospectus, we may not honor the exercise of your subscription rights.

If you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please call our subscription agent for the rights offering, Registrar and Transfer Company, at (800) 368-5948 (toll free), Monday through Friday, between 8:00 a.m. and 7:00 p.m., Eastern Time. Registrar and Transfer Company is not available to answer questions on weekends or bank holidays. You may also contact Registrar and Transfer Company with questions by electronic mail at info@rtco.com.

Any questions or requests regarding Community Capital, CapitalBank or the rights offering may be directed to Lee Lee M. Lee at (864) 941-8200 Monday through Friday, between 8:00 a.m. and 5:00 p.m., Eastern Time.

Fees and Expenses

We will pay the fees and expenses of the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses that you may incur in connection with the exercise of your subscription rights.

No Fractional Shares

All shares will be sold at a purchase price of $[        ] per share. We will not issue fractional shares. Fractional shares of our common stock resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Notice to Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners of our common stock. If a registered holder of our common stock so instructs, you should complete the rights certificate and submit it to the subscription agent with the proper subscription payment by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock and will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., Eastern Time, [        ], 2009, expiration date.

Non-Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed for trading on The Nasdaq Global Market or any other stock exchange or market. The shares of our common stock issuable upon exercise of the subscription rights will be listed on The Nasdaq Global Market.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and cancelled. If the rights offering is cancelled for any reason, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Shareholder Rights

You will have no rights as a holder of the shares of our common stock you purchase in the rights offering until certificates representing the shares of our common stock are issued to you, or your account at your nominee is credited with the shares of our common stock purchased in the rights offering.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Material U.S. Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of these subscription rights to purchase shares of our common stock for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our board of directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. The market price for our common stock may decline to a price that is less than the subscription price and, if you purchase shares at the subscription price, you may not be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and financial condition, our prospects for the future and the terms of this rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Shares of Our Common Stock Outstanding After the Rights Offering

As of [        ], 2009, [        ] shares of our common stock were issued and outstanding. Assuming no other transactions by us involving our common stock, and no options for our common stock are exercised, prior to the expiration of the rights offering, if the rights offering is fully subscribed through the exercise of the subscription rights, then an additional [            ] shares of our common stock will be issued and outstanding after the closing of the rights offering, for a total of [            ] shares of common stock outstanding.

THE REOFFERING OF REMAINING SHARES

Acceptance of Nonbinding Subscriptions During Pendency of Rights Offering

We will permit persons and entities who are not shareholders eligible to participate in the rights offering to submit nonbinding subscriptions to purchase shares of our common stock, if any, that remain available for purchase following the expiration date of the rights offering. Prospective purchasers should complete, date and sign the preliminary subscription agreement which accompanies this prospectus and return it to Community Capital Corporation, 1402-C Highway 72 West, Greenwood, South Carolina 29649, Attn: Lee Lee M. Lee.

Preliminary subscriptions are NOT binding on subscribers. DO NOT send payment for shares of common stock with your preliminary subscription. Upon completion of the rights offering, we will furnish to all persons who previously submitted preliminary subscriptions a prospectus supplement that sets forth the results of the rights offering and the amount of unsubscribed shares of common stock, accompanied by an acknowledgement of subscription. A copy of the acknowledgement of subscription will accompany this prospectus. Upon receipt of the prospectus supplement, each subscriber will be asked to do the following:

•	Complete, sign and date the acknowledgement of subscription;

•	Make a check payable to “Community Capital Corporation” in an amount equal to the subscription price of $[ ] per share multiplied by the number of shares of common stock subscribed for; and

•	Return the completed acknowledgement of subscription and check to Community Capital Corporation, 1402-C Highway 72 West, Greenwood, South Carolina 29649, Attn: Lee Lee M. Lee.

UPON RECEIPT BY COMMUNITY CAPITAL OF THE ACKNOWLEDGEMENT OF SUBSCRIPTION, THE PRELIMINARY SUBSCRIPTION AGREEMENT WILL BECOME BINDING ON AND IRREVOCABLE BY THE SUBSCRIBER UNTIL THE EXPIRATION DATE OF THE REOFFER PERIOD.

Discretion to Accept Subscriptions

We have the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the Reoffer Expiration Date. We generally will accept subscriptions in the order in which they are received. As a result, you may not receive any or all of the shares for which you subscribe. We will notify subscribers as soon as practicable following the Reoffer Expiration Date as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, without interest.

Expiration Date and Cancellation Rights

The reoffer period will expire at the earlier of 5:00 p.m. Eastern Time, on [        ] or the date on which we have accepted subscriptions for all shares remaining for purchase as reflected in the prospectus supplement. We refer to this date as the “Reoffer Expiration Date.”

We may cancel the reoffer of remaining shares at any time for any reason, including following the expiration date. If we cancel the public offering of any remaining shares of common stock, we will return all subscription payments, without interest, as soon as practicable.

Escrow Arrangements; Return of Funds

We will hold funds received with an acknowledgement of subscription in a segregated account at the Bank. We will hold these funds in escrow until such time as we accept the subscription or until the reoffering is cancelled. If the reoffering of remaining shares is cancelled, we will return the subscription payments, without interest, as soon as practicable.

No Revocation or Change

Once you submit the acknowledgement of subscription and your payment, you will not be allowed to revoke your subscription or request a refund of monies paid. All acknowledgements of subscriptions are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit an acknowledgement of subscription unless you are certain that you wish to purchase shares of our common stock at the subscription price.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material United States federal income tax consequences of the ownership and exercise of the subscription rights acquired through the rights offering and the shares of common stock received upon exercise of the subscription rights or, if applicable, upon exercise of the over-subscription privilege. This discussion is a summary and does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders in light of their particular circumstances. This discussion applies to you only if you are a U.S. holder (defined below), acquire your subscription rights in the rights offering and you hold your subscription rights or shares of common stock issued to you upon exercise of the subscription rights or, if applicable, the over-subscription privilege as capital assets for tax purposes. This section does not apply to you if you are not a U.S. holder or if you are a member of a special class of holders subject to special rules, including:

•	A financial institution,

•	A regulated investment company,

•	A real estate investment trust,

•	A dealer in securities,

•	A trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	A tax-exempt organization,

•	An insurance company,

•	A person liable for alternative minimum tax,

•	A person that holds common stock as part of a straddle or a hedging or conversion transaction, or

•	A person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You are a U.S. holder if you are a beneficial owner of subscription rights or common stock and you are:

•	An individual citizen or resident of the United States,

•	A domestic corporation,

•	An estate whose income is subject to United States federal income tax regardless of its source, or

•

A trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) receives the subscription rights or holds shares of common stock received upon exercise of the subscription rights or the over-subscription privilege, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the U.S. federal income tax consequences of receiving, exercising and disposing of the subscription rights and acquiring, holding or disposing of shares of the common stock.

This discussion addresses only United States federal income taxation. You should consult your own tax advisor regarding the United States federal, state, local, non-U.S. and other tax consequences of receiving, owning, exercising and disposing of subscription rights and shares of common stock in your particular circumstances.

Taxation of Subscription Rights

Receipt of Subscription Rights. Your receipt of subscription rights pursuant to the rights offering should be treated as a nontaxable distribution with respect to your existing shares of common stock for U.S. federal income tax purposes. The discussion below assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing shares of common stock on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate basis between your existing shares of common stock and the subscription rights in proportion to the relative fair market values of the existing shares of common stock and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing shares of common stock and the subscription rights, you must make this election on a statement included with your tax return for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

On the other hand, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing shares of common stock on the date you receive the subscription rights, then you must allocate your basis in your existing shares of common stock between the existing shares of common stock and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights.

The fair market value of the subscription rights on the date the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Your holding period in a subscription right will include your holding period in the shares of common stock with respect to which the subscription right was distributed.

Exercise of Subscription Rights or Over-Subscription Privilege. Generally, you will not recognize gain or loss on the exercise of a subscription right or over-subscription privilege. Your tax basis in a new share of common stock acquired when you exercise a subscription right will be equal to your adjusted tax basis in the subscription right plus the subscription price you paid for such shares. The holding period of a share of common stock acquired when you exercise your subscription right will begin on the date of exercise.

Acquisition of Common Stock through Exercise of Over-Subscription Privilege. If you acquire shares of common stock through exercise of the over-subscription privilege, your basis in such shares will generally be equal to the subscription price you paid for such shares. The holding period with respect to such shares of common stock will commence on the day after the acquisition of the common stock.

Not Exercising Subscription Rights. If you do not exercise your subscription rights, you should not recognize a capital loss for United States federal income tax purposes and any portion of the tax basis in your existing shares of common stock previously allocated to the subscription right not exercised will be re-allocated to the existing common stock.

Taxation of Common Stock

Distributions. Distributions with respect to shares of common stock acquired upon exercise of subscription rights or the over-subscription privilege will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such common stock and thereafter as capital gain.

Subject to certain exceptions for short-term and hedged positions, distributions constituting dividend income received by certain non-corporate U.S. holders, including individuals, in respect of the common stock in taxable years beginning before January 1, 2011 are generally taxed at a maximum rate of 15%. Similarly, subject to similar exceptions for short-term and hedged positions, distributions on the common stock constituting dividend income paid to holders that are domestic corporations generally will qualify for the dividends-received deduction. You should consult your own tax advisor regarding the availability of the reduced dividend tax rate and the dividends-received deduction in light of your particular circumstances.

Dispositions. If you sell or otherwise dispose of the common stock, you will generally recognize capital gain or loss equal to the difference between the amount you realize and your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for the common stock is more than one year. Long-term capital gain of a non-corporate U.S. holder, including individuals, that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15%. The deductibility of net capital losses is subject to limitations.

Information Reporting and Backup Withholding

For non-corporate U.S. holders, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to the payment of dividends on the common stock and the payment of the proceeds from the sale or redemption of common stock.

Additionally, backup withholding will apply to such payments if a non-corporate U.S. holder fails to provide an accurate taxpayer identification number, is notified by the Internal Revenue Service that it has failed to report all dividends required to be shown on its federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.

Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

As soon as practicable after the record date for the rights offering, we will distribute the subscription rights and rights certificates to individuals who owned shares of our common stock at 5:00 p.m. Eastern Time on August 7, 2009. If you wish to exercise your subscription rights and purchase shares of our common stock, you should complete the rights certificate and return it with payment for the shares to the subscription agent at the following address:

By Mail, Hand or Overnight Courier:

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Attn: Reorg/Exchange Department

See “The Rights Offering — Method of Exercising Subscription Rights.” If you have any questions about whether your completed rights certificate or payment has been received, you may call Registrar and Transfer Company at (800) 368-5948 (toll free), Monday through Friday (except bank holidays), between 8:00 a.m. and 7:00 p.m., Eastern Time. You may also contact Registrar and Transfer Company with questions by electronic mail at info@rtco.com.

We have engaged Keefe, Bruyette & Woods, Inc., or KBW, a broker-dealer registered with the Financial Industry Regulatory Authority, as our financial and marketing advisor in connection with the rights offering. KBW is a nationally recognized full-service investment banking firm specializing in the financial services industry. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. KBW has not prepared any report or opinion constituting a recommendation to us or any subscriber for our shares of common stock, nor has KBW prepared an opinion as to the purchase price or terms of the rights offering. KBW does not have any obligation or commitment to sell any shares of common stock in the rights offering or to acquire any shares for its own account or with a view to their distribution. KBW will receive what we believe to be a customary and reasonable fee for its services. In addition, we will reimburse KBW for its reasonable expenses incurred in connection with its engagement. We have agreed to indemnify KBW against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that KBW may be required to make in respect of these liabilities.

In addition, we may pay placement fees in the event third parties identify standby purchasers and we enter into standby purchase agreements with such purchasers.

Directors, Executive Officers and Employees

We are offering shares of our common stock directly to you pursuant to the rights offering. Our directors and executive officers may participate in the solicitation of our shareholders for the exercise of subscription rights for the purchase of common stock and for the solicitation of standby purchasers. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with any solicitation. Other trained employees of Community Capital may assist in the rights offering in ministerial capacities, providing clerical work in effecting an exercise of subscription rights or answering questions of a ministerial nature. Other questions from prospective purchasers will be directed to our executive officers. Our other employees have been instructed not to solicit the exercise of subscription rights for the purchase of shares of common stock or to provide advice regarding the exercise of subscription rights. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and the solicitation of subscription rights and the sales of the common stock underlying such subscription rights will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of our common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock.

Reoffer of Remaining Shares

To the extent we have shares of common stock remaining available (after taking into consideration all subscription exercises and potential sales to standby purchasers), we will offer those shares to the public at the $[        ] per share subscription price. The public reoffer will be made through the best efforts of our officers and directors.

EXPERTS

The consolidated financial statements of Community Capital as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008 appearing in Community Capital’s Annual Report on Form 10-K for the year ended December 31, 2008 have been incorporated by reference herein in reliance upon the report of Elliott Davis, LLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Alston & Bird LLP, Atlanta, Georgia.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, filed separately with the SEC. The documents we incorporate by reference include:

•	our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008;

•	our Quarterly Reports on Form 10-Q/A for the fiscal quarters ended March 31, 2009, September 30, 2008 and June 30, 2008;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009;

•	our Current Reports on Form 8-K filed April 23, 2009, July 28, 2009 and August 7, 2009;

•	our Definitive Proxy Statement on Schedule 14A, filed March 31, 2009; and

•	our Definitive Proxy Statement on Schedule 14A, filed July 8, 2009.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Community Capital Corporation

1402-C Highway 72 West

Greenwood, South Carolina 29649

(864) 941-8200

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 100 F. Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange

Commission at prescribed rates. The Securities and Exchange Commission telephone number is 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Community Capital. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

In addition, we make available, without charge, through our website, www.comcapcorp.com, electronic copies of our filings with the SEC, including copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in the website.

[            ] Shares

Common Stock

PRELIMINARY PROSPECTUS

[                    ], 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

SEC registration fee	$1,116
*Accounting fees and expenses	$15,000
*Legal fees and expenses	$300,000
*Printing and engraving expenses	$19,000
*Subscription agent and registrar fees and expenses	$17,500
*Miscellaneous	202,384

*Total	$555,000

*	Estimated pursuant to Item 511 of Regulation S-K.

Item 14.	Indemnification of Directors and Officers.

Under the South Carolina Act, Community Capital may indemnify a past or present director against liability incurred in a proceeding if (a) the director acted in good faith, (b) the director reasonably believed (i) in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interest, and (ii) in all other cases, that his or her conduct was at least not opposed to its best interest, and (c) in the case of any criminal proceedings, the director had no reasonable cause to believe his or her conduct was unlawful. Permitted indemnification in connection with a proceeding by or in the right of the company is limited under the South Carolina Act to reasonable expenses incurred in connection with the proceedings. The South Carolina Act requires Community Capital to indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director is a party as a Community Capital director against reasonable expenses incurred by the director in connection with the proceeding.

However, the South Carolina Act prohibits Community Capital to indemnify a director (a) in connection with a proceeding by or in the right of Community Capital in which the director is adjudged liable to Community Capital, or (b) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director is adjudged liable on the basis that personal benefit was improperly received by the director.

Under the South Carolina Act, an officer is entitled to the benefit of the same mandatory indemnification provision applicable to directors, but in addition, a corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, provided by the corporation’s articles of incorporation, the corporation’s bylaws, general or specific action of the board of directors, or contract.

Community Capital’s articles of incorporation provide that every person who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that the person, or a person of whom such person is the legal representative is or was a director or officer of Community Capital or is or was serving at the request of Community Capital, or for Community Capital’s benefit as a director or officer of another corporation, or as Community Capital’s representative in a partnership, joint venture, trust, or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under and pursuant to the South Carolina Act against all expenses, liabilities, and losses (including without limitation attorneys’ fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with the proceedings. This right of indemnification, which is also set forth in Community Capital’s bylaws, is provided as a contractual right that may be enforced in any manner desired by the person.

The South Carolina Act and Community Capital’s articles of incorporation and bylaws permit the company to maintain directors and officers’ liability insurance, which Community Capital does currently maintain.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Merger Agreement dated as of October 15, 2003 between Community Capital Corporation and Abbeville Capital Corporation (Incorporated by reference to Appendix A of the Proxy Statement/Prospectus filed in connection with the Company’s Registration Statement on Form S-4 on December 2, 2003 (File No. 333-110870).)

3.1	Articles of Incorporation of Company (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s Registration Statement on Form S-4 on December 2, 2003 (File No. 333-110870).)

3.2	Articles of Amendment to Articles of Incorporation of Company (re: Change of Name) (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s Registration Statement on Form S-4 on December 2, 2003 (File No. 333-110870).)

3.3	Articles of Amendment to Articles of Incorporation (Re: Authorized Shares of Common Stock) (Incorporated by reference to Exhibit 3.1 filed in connection with the Company’s Form 8-K on August 7, 2009.)

3.4	Amended and Restated Bylaws of Company dated November 28, 2007 (Incorporated by reference to Exhibit 3.3 filed in connection with the Company’s Form 8-K on November 28, 2007.)

3.5	First Amendment to Amended and Restated Bylaws of Company dated March 19, 2008 (Incorporated by reference to Exhibit 3.4 filed in connection with the Company’s Form 8-K filed on March 20, 2008.)

4.1	Form of Common Stock Certificate. (The rights of security holders of the Company are set forth in the Company’s Articles of Incorporation and Bylaws included as Exhibits 3.1 through 3.3.) Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s Registration Statement on Form S-2 initially filed on December 20, 1996 (File No. 333-18457.)

4.2	Indenture dated as of June 15, 2006, between Community Capital Corporation and Wilmington Trust Company, as Trustee (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on June 16, 2006.)

4.3	Form of Rights Certificate.

4.4	Form of Subscription Agent Agreement.

5.1	Opinion of Alston & Bird LLP.

10.3	*Company’s Executive Supplemental Income Plan (Summary) and form of Executive Supplemental Income Agreement (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s Registration Statement on Form S-4 on December 2, 2003 (File No. 333-110870).)

10.4	*Company’s Management Incentive Compensation Plans (Summary) (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s Registration Statement on Form S-4 on December 2, 2003 (File No. 333-110870).)

10.6	Lease Agreement With Options dated June 11, 1996 between Robert C. Coleman and the Company (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s Registration Statement on Form S-2 initially filed on December 20, 1996 (File No. 333-18457).)

10.18	*1997 Stock Incentive Plan, as amended (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-K for the fiscal year ended December 31, 2003 and filed on March 26, 2004.)

10.21	*Salary Continuation Agreement between CapitalBank and William G. Stevens dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.22	*Salary Continuation Agreement between CapitalBank and Ralph W. Brewer dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.23	*Split Dollar Agreement between CapitalBank and Ralph W. Brewer dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.24	*Salary Continuation Agreement between CapitalBank and Helen A. Austin dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.25	*Split Dollar Agreement between CapitalBank and Helen A. Austin dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.26	*Salary Continuation Agreement between CapitalBank and James A. Lollis dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.27	*Split Dollar Agreement between CapitalBank and James A. Lollis dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.28	*Salary Continuation between CapitalBank and Taylor T. Stokes dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.29	*Split Dollar Agreement CapitalBank and Taylor T. Stokes dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.30	*Salary Continuation Agreement between CapitalBank and Walter G. Stevens dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.31	*Split Dollar Agreement between CapitalBank and Walter G. Stevens dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.32	*Salary Continuation Agreement between CapitalBank and Sonja Hazel Hughes dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.33	*Salary Continuation Agreement between CapitalBank and Steve O. White dated October 17, 2002 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-Q for the quarter ended September 30, 2002 and filed on November 13, 2002.)

10.37	Marketing Agreement dated May 21, 2003, by and between CapitalBank and Benefit Coordinators, Inc. (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on May 22, 2003.)

10.39	*Split Dollar Agreement between CapitalBank and William G. Stevens dated December 31, 2003 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-K for the fiscal year ended December 31, 2003 and filed on March 26, 2004.)

10.40	*Split Dollar Agreement between CapitalBank and Steve O. White dated December 31, 2003 (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-K for the fiscal year ended December 31, 2003 and filed on March 26, 2004.)

10.44	*Restricted Stock Agreement (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s Form 10-Q for the quarter ended September 30, 2004 and filed on November 9, 2004.)

10.45	*2004 Equity Incentive Plan (Incorporated by reference to Appendix A of Amendment No. 1 to the Company’s Proxy Statement filed on April 26, 2004.)

10.46	Banking Support Services Master Agreement between CapitalBank and First-Citizens Bank & Trust Company dated June 15, 2005 (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on June 20, 2005.)

10.48	Share Repurchase Agreement between Community Capital Corporation and FIG Partners, LLC dated August 18, 2005 (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on August 18, 2005.)

10.49	*First Amendment to Salary Continuation Agreement between CapitalBank and Steve O. White dated January 10, 2006 (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on January 11, 2006.)

10.50	Amended and Restated Declaration of Trust dated as of June 15, 2006, among Community Capital Corporation, as sponsor, Wilmington Trust Company, as Delaware trustee, Wilmington Trust Company, as institutional trustee, and Mary Beth Ginn, Heather N. Price and R. Wesley Brewer, as administrators (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on June 16, 2006.)

10.51	Guarantee Agreement dated as of June 15, 2006, between Community Capital Corporation, as guarantor, and Wilmington Trust Company, as guarantee trustee (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on June 16, 2006.)

10.52	*CapitalBank Director Deferred Fee Agreement Dated August 12, 2003 for Wayne Q. Justesen (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on January 3, 2008.)

10.53	*First Amendment to the CapitalBank Director Deferred Fee Agreement Dated August 12, 2003 for Wayne Q. Justesen (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on January 3, 2008.)

10.54	*CapitalBank Director Deferred Fee Agreement Dated August 20, 2003 for Lex D. Walters (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on January 3, 2008.)

10.55	*First Amendment to the CapitalBank Director Deferred Fee Agreement Dated August 20, 2003 for Lex D. Walters (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on January 3, 2008.)

10.56	*CapitalBank Director Deferred Fee Agreement Dated August 20, 2003 for Miles Loadholt (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on January 3, 2008.)

10.57	*First Amendment to the CapitalBank Director Deferred Fee Agreement Dated August 20, 2003 for Miles Loadholt (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on January 3, 2008.)

10.58	*CapitalBank Director Deferred Fee Agreement Dated August 21, 2003 for B. Marshall Keys (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on January 3, 2008.)

10.59	*First Amendment to the CapitalBank Director Deferred Fee Agreement Dated August 21, 2003 for B. Marshall Keys (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on January 3, 2008.)

10.60	*First Amendment to the CapitalBank Salary Continuation Agreement Dated October 17, 2002 for Helen A. Austin (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.61	*First Amendment to the CapitalBank Salary Continuation Agreement Dated October 17, 2002 for Sonja Hazel Hughes (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.62	*First Amendment to the CapitalBank Salary Continuation Agreement Dated October 17, 2002 for Ralph W. Brewer (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.63	*First Amendment to the CapitalBank Salary Continuation Agreement Dated October 17, 2002 for William G. Stevens (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.64	*First Amendment to the CapitalBank Salary Continuation Agreement Dated October 17, 2002 for James A. Lollis (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.65	*First Amendment to the CapitalBank Salary Continuation Agreement Dated October 17, 2002 for Walter G. Stevens (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.66	*First Amendment to the CapitalBank Salary Continuation Agreement Dated October 17, 2002 for Taylor T. Stokes (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.67	*Second Amendment to the CapitalBank Salary Continuation Agreement Dated October 17, 2002 and Amended January 10, 2006 for Steve O. White (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.68	*CapitalBank (fka The Bank of Abbeville) Salary Continuation Agreement Dated October 7, 2003 for Thomas D. Sherard, Jr. (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.69	*First Amendment to the CapitalBank (fka The Bank of Abbeville) Salary Continuation Agreement Dated October 7, 2003 for Thomas D. Sherard, Jr. (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.70	*CapitalBank (fka The Bank of Abbeville) Salary Continuation Agreement Dated October 7, 2003 for C. William Knapp, Jr. (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.71	*First Amendment to the CapitalBank (fka The Bank of Abbeville) Salary Continuation Agreement Dated October 7, 2003 for C. William Knapp, Jr. (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.72	*CapitalBank (fka The Bank of Abbeville) Salary Continuation Agreement Dated October 7, 2003 for Patricia P. Howie (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.73	*First Amendment to the CapitalBank (fka The Bank of Abbeville) Salary Continuation Agreement Dated October 7, 2003 for Patricia P. Howie (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.74	*CapitalBank Salary Continuation Agreement Dated June 1, 2004 for Tony Lawton (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.75	*First Amendment to the CapitalBank Salary Continuation Agreement Dated June 1, 2004 for Tony Lawton (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.76	*CapitalBank Salary Continuation Agreement Dated June 1, 2004 for Elaine Crawford (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.77	*First Amendment to the CapitalBank Salary Continuation Agreement Dated June 1, 2004 for Elaine Crawford (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.78	*CapitalBank Salary Continuation Agreement Dated June 1, 2004 for Chase Christopher (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.79	*First Amendment to the CapitalBank Salary Continuation Agreement Dated June 1, 2004 for Chase Christopher (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.80	*First Amendment to the CapitalBank Salary Continuation Agreement Dated December 14, 2006 for Cindy A. Pugh (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.81	*Employment Agreement by and between Community Capital Corporation and William G. Stevens dated March 3, 2008 (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.82	*Employment Agreement by and between Community Capital Corporation and R. Wesley Brewer dated March 3, 2008 (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on March 4, 2008.)

10.83	*First Amendment to CapitalBank Split Dollar Agreement for Steve O. White dated December 31, 2008 (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Form 8-K filed on January 5, 2009.)

10.84	Community Capital Employee Stock Ownership Plan (With Code Section 401(k) Provisions) dated as of December 20, 2001, as amended (Incorporated by reference to Exhibit of the same number filed in connection with the Company’s Post Effective Amendment No. 1 to the Form S-8 on April 16, 2009.)

14.1	Code of Ethics (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-K for the fiscal year ended December 31, 2003 and filed on March 26, 2004.)

21.1	Subsidiaries of the Company (Incorporated by reference to the Exhibit of the same number filed in connection with the Company’s 10-K for the fiscal year ended December 31, 2001 and filed on March 28, 2002.)

23.1	Consent of Elliott Davis, LLC

24.1	Directors’ Powers of Attorney (set forth on signature page)

99.1	Form of Instructions as to Use of Community Capital Corporation Rights Certificates.

99.2	Form of Letter to Clients.

99.3	Form of Letter to Recordholders.

99.4	Form of Nominee Holder Certification.

99.5	Beneficial Owner Election Form.

99.6	Form of Notice of Important Tax Information.

*	Management contract or compensation plan or arrangement.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933,each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to rule 424(b)(1), or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Pre-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood, State of South Carolina, on August 12, 2009.

COMMUNITY CAPITAL CORPORATION

By:	/s/ William G. Stevens
William G. Stevens
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William G. Stevens William G. Stevens	President, Chief Executive Officer and Director (Principal Executive Officer)	August 12, 2009

/s/ R. Wesley Brewer R. Wesley Brewer	Chief Financial Officer, Executive Vice President and Secretary (Principal Financial Officer)	August 12, 2009

* Patricia C. Hartung	Assistant Secretary and Director	August 12, 2009

* Harold Clinkscales, Jr.	Director	August 12, 2009

* Wayne Q. Justesen, Jr.	Director	August 12, 2009

* B. Marshall Keys	Director	August 12, 2009

* Clinton C. Lemon, Jr.	Director	August 12, 2009

* Miles Loadholt	Director	August 12, 2009

* H. Edward Munnerlyn	Director	August 12, 2009

* George B. Park	Director	August 12, 2009

* George D. Rodgers	Director	August 12, 2009

* Lex D. Walters	Director	August 12, 2009

*By:	/s/ William G. Stevens
William G. Stevens Attorney-in-Fact

EXHIBIT INDEX

Number	Description

4.3	Form of Rights Certificate.

4.4	Form of Subscription Agent Agreement.

5.1	Opinion of Alston & Bird LLP.

23.1	Consent of Elliott Davis, LLC.

24.1	Power of Attorney (set forth on signature page).

99.1	Form of Instructions as to Use of Community Capital Corporation Rights Certificates.

99.2	Form of Letter to Clients.

99.3	Form of Letter to Recordholders.

99.4	Form of Nominee Holder Certification.

99.5	Beneficial Owner Election Form.

99.6	Form of Notice of Important Tax Information.